
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


--------------------------------                                                                    OMB APPROVAL
             FORM 3                                                                                 OMB Number:           3235-0104
--------------------------------                                                                    Expires:      December 31, 2001
                                                                                                    Estimated average burden
                                                                                                    hours per response     .... 0.5

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(Print or Type Responses)

1. Name and Address of Reporting Person *

The LMR Family Trust
   (Last)                   (First)                 (Middle)

Caledonian Bank & Trust Limited, Caledonian House, P.O. Box 1043
                            (Street)

Grand Cayman                BWI
   (City)                   (State)                   (Zip)


2. Date of Event Requiring Statement ( Month / Day / Year )

10/11/99

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

Balanced Care Corporation    Symbol: BAL

5. Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       -------------------------------------------

6. If Amendment, Date or Original (Month/Year)

10/15/99

7. Individual or Join/Group Filing (Check Applicable Line)

               Form filed by One Reporting Person
       -----
         X     Form filed by More than One Reporting Person
       -----

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

                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Common Stock                                              3,855,892                     I            by Agreement (1)
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(3-99)

FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------
Series C Convertible Voting Preferred Stock              (2)                        Common Stock                 3,300,000
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------


 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------
           $1.25                       I             by Corporation (3)
----------------------------  ---------------------  ------------------------------------------------

Explanation of Responses:

See continuation page 3 for footnotes

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


/s/ Robin L. Barber                                      January 10, 2000
-----------------------------------------------       ----------------------
    **Signature of Reporting Person                           Date

By:   Robin L. Barber
For:  Caledonian Bank & Trust Limited
      in its capacity as Trustee of The
      LMR Family Trust

Name and Address of Designated Filer:   The LMR Family Trust
                                        Caledonian Bank & Trust Limited
                                        Caledonian House
                                        P.O. Box 1043
                                        Grand Cayman, BWI

Issuer Name and Ticker Symbol:          Balanced Care Corporation-- BAL

Date of Event Requiring Statement:      October 11, 1999

                            EXPLANATION OF RESPONSES

(1) For a limited period of time by Voting Agreement dated 10/8/99 between IPC Advisors S.A.R.L. and certain shareholders of Issuer. The LMR Family Trust, LMR Investments Limited, IPC Advisors S.A.R.L. and Caledonian Bank & Trust Limited disclaim beneficial ownership of such shares. Following the occurrence of the Issuer's annual meeting of stockholders for 1999, the Voting Agreement shall automatically terminate and the Reporting "Entities" will no longer have voting rights in connection with these shares.

(2)      Immediately.

(3) These shares are owned directly by IPC Advisors S.A.R.L. These shares are owned indirectly by LMR Investments Limited, as the sole shareholder of IPC Advisors S.A.R.L., by The LMR Family Trust, as the sole shareholder of LMR Investments Limited, and by Caledonian Bank & Trust Limited, as the trustee of The LMR Family Trust.

Name and Address of Designated Filer:   The LMR Family Trust
                                        Caledonian Bank & Trust Limited
                                        Caledonian House
                                        P.O. Box 1043
                                        Grand Cayman, BWI

Issuer Name and Ticker Symbol:          Balanced Care Corporation-- BAL

Date of Event Requiring Statement:      October 11, 1999

                             JOINT FILER INFORMATION

Name:                                   IPC Advisors S.A.R.L.

Address:                                38-40 Rue Sainte Zithe
                                        L-2763 Luxembourg

Designated Filer:                       The LMR Family Trust

Issuer & Ticker Symbol:                 Balanced Care Corporation-- BAL

Date of Event Requiring Statement:      October 11, 1999


Signature:                              ___________________________________
                                        By:      Robin L. Barber
                                        For:     J.B. Unsworth on behalf of IPC
                                                 Advisors S.A.R.L.

Name and Address of Designated Filer:   The LMR Family Trust
                                        Caledonian Bank & Trust Limited
                                        Caledonian House
                                        P.O. Box 1043
                                        Grand Cayman, BWI

Issuer Name and Ticker Symbol:          Balanced Care Corporation-- BAL

Date of Event Requiring Statement:      October 11, 1999

                             JOINT FILER INFORMATION

Name:                                   LMR Investments Limited

Address:                                Coutts House West Bay Road
                                        P.O. Box 707
                                        Grand Cayman, BWI

Designated Filer:                       The LMR Family Trust

Issuer & Ticker Symbol:                 Balanced Care Corporation-- BAL

Date of Event Requiring Statement:      October 11, 1999


Signature:                              ___________________________________
                                        By:      Robin L. Barber
                                        For:     J.B. Unsworth on behalf of LMR
                                                 Investments Limited

Name and Address of Designated Filer:    The LMR Family Trust
                                         Caledonian Bank & Trust Limited
                                         Caledonian House
                                         P.O. Box 1043
                                         Grand Cayman, BWI

Issuer Name and Ticker Symbol:           Balanced Care Corporation-- BAL

Date of Event Requiring Statement:       October 11, 1999

                             JOINT FILER INFORMATION

Name:                                    Caledonian Bank & Trust Limited

Address:                                 Caledonian House
                                         P.O. Box 1043
                                         George Town, Grand Cayman
                                         Cayman Islands

Designated Filer:                        The LMR Family Trust

Issuer & Ticker Symbol:                  Balanced Care Corporation-- BAL

Date of Event Requiring Statement:       October 11, 1999



Signature:                              ___________________________________
                                        By:    Robin L. Barber
                                        For:   Caledonian Bank & Trust Limited
                                               in its capacity as Trustee of The
                                               LMR Family Trust